SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

     ********************************************
                    IN THE MATTER OF
                    CP&L ENERGY, INC.                       CERTIFICATE
                                                            PURSUANT TO
                    File No. 70-9559                          RULE 24

     (Public Utility Holding Company Act of 1935)
     ********************************************

          This Certificate of Notification (the "Certificate") is filed by CP&L Energy, Inc. ("CP&L Energy"), an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transaction proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of CP&L Energy in File No. 70-9559. This transaction was authorized by order of the Securities and Exchange Commission (the "Commission") dated June 15, 2000 (the "Order"). CP&L Energy hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the
Act:

          i. On June 19, 2000, in accordance with the terms and conditions of the Order, CP&L Energy acquired all of the issued and outstanding common stock of Carolina Power & Light Company in exchange for an equal number of shares of common stock of CP&L Energy.

          ii. Filed herewith as Exhibit F-2 is a "past-tense" Opinion of Counsel for CP&L Energy.

                                S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                      CP&L ENERGY, INC.

                                      By: /s/ William D. Johnson
                                             ---------------------
                                      Name:  William D. Johnson
                                      Title: Senior Vice President and Secretary


Date:  June 26, 2000


                                       2